MAXIMUS

11419 Sunset Hills Road

Reston VA 20190

William H. Thompson

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporate Finance

Washington DC 20549

May 18, 2012

Re:                               MAXIMUS, Inc.

Form 10-K for Fiscal Year Ended September 30, 2011

Filed November 14, 2011

Form 8-K

Filed February 6, 2012

File No. 1-12997

Dear Mr. Thompson,

MAXIMUS, Inc. (the “Company,” “we,” or “us”) has received your letter of April 20, 2012 containing comments on the above referenced filings.  In response to your letter, we acknowledge that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing;

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

We have reproduced your comments below (underlined) and provided our responses following each comment.

Form 10-K for Fiscal Year Ended September 30, 2011

Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations:

1.                                       We note your disclosure in Note 18 on page 49 that undistributed earnings of foreign subsidiaries are indefinitely reinvested in the operations of such subsidiaries. We also note your disclosure that 60% of cash and cash equivalents are held in overseas locations, and accordingly, there may be adverse tax consequences on its use in the United States. Please revise your disclosure to clarify, if true, that the Company would need to accrue and pay taxes if this cash is repatriated and the Company does not intend to repatriate the funds. Refer to Item 303(a)(1) of Regulation S-K.

We agree with the Staff’s comment and, in future filings, we will clarify that the Company would need to accrue and pay income taxes in the United States if the undistributed earnings of our foreign subsidiaries are repatriated, but that the Company does not intend to repatriate the funds.

Note 1. Business and Summary of Significant Accounting Policies

2.                                       Please tell us your consideration of providing accounting policy disclosure regarding leases, including your accounting for escalation clauses based upon the operating cost of the facility and the consumer price index. Please also tell us your consideration of disclosing the amount of contingent rentals each period pursuant to ASC 840-20-50-1.

Any rent abatements or fixed escalations are included in the computation of our lease expense calculated on a straight line over the lease term. Where rent escalations are based upon CPI, we recognize rent expense on a straight line assuming the CPI rate in place at the inception of the lease. Increases or decreases in lease payments that result from subsequent changes in the index are contingent rentals and thus affect the determination of income as accruable.  The amount of contingent rentals in our leases is not material to our financial statements.

For the year ended September 30, 2011, the Company’s rent expense was $32.0 million, comprising $31.5 million of minimum rental expense and $0.5 million of contingent rental charges.  The Company has no sublease rental income.

We will add a leases policy note in all future annual filings.

Note 1. Business and Summary of Significant Accounting Policies

3.                                       We note your disclosure that for certain fixed-price contracts, you recognize revenue based on costs incurred using estimates of total expected contract revenue and costs to be incurred. Please tell us the basis in GAAP for your accounting with reference to the specific provisions in GAAP upon which you relied. Based on your disclosure, it appears you are applying the percentage-of-completion method of revenue recognition as described in ASC 605-35. If this is the case, please be sure to address in your response why you believe your long-term service contracts are within the scope of the guidance in ASC 605-35 applicable to Construction-Type and Production-Type Contracts.

In footnote 1(d), we disclose that for certain fixed-price contracts, primarily systems design, development and implementation, we recognize revenue based on costs incurred using estimates of total expected contract revenue and costs to be incurred.  This is the application of the percentage of completion method as described in ASC 605-35.  In this paragraph, we are referring to work we do related to the installation of case management solutions. This work requires significant customization of software systems to meet specific client requirements. In our opinion, such contracts are within the scope of the guidance in ASC 985-605-25 applicable to Construction-Type and Production-Type Contracts, which requires the arrangement to be accounted for in conformity with ASC 605-35 using the relevant guidance in ASC 985-605-25-88 through 25-107.

In the year ended September 30, 2011, the Company recognized approximately $13 million in revenue using the percentage of completion method.

In future filings, we will disclose that we are applying this methodology.

4.                                       As it relates to your accounting for contracts with multiple deliverables, please tell us how your policy of allocating arrangement consideration to deliverables based on relative fair values is consistent with the guidance in ASC 605-25-30-2 through 30-5. Please also tell us your consideration of providing all of the disclosures listed in ASC 605-25-50-2 for each similar type of multiple element arrangement.

The Company’s contracts typically consist of providing comprehensive solutions to customers.  These contracts typically provide a single deliverable or multiple deliverables that do not meet the criteria for separation.  Although the Company has entered into a small number of multiple element arrangements, these arrangements are typically short in duration and immaterial to the Company.

In the event that there are multiple elements in our arrangements, the allocation of arrangement consideration to elements is done using the relative selling price method, in which the individual elements in the arrangement are valued using a “best estimate of selling price” and receive a proportionate share of the allocable arrangement consideration. In future filings, we will revise our disclosures to reflect that revenue is allocated using the relative selling price method.  In the event that we enter into significant arrangements, we will include all the relevant details, including the nature of the arrangement, the significant deliverables, the timing of the deliverables, as well as the application and assumptions related to the allocation of revenue using the relative selling price method, and the other requirements of ASC 605-25-50-2.

Note 4. Earnings Per Share

5.                                       Based on your disclosures in note 15, we understand that holders of restricted stock units receive dividend equivalent payments. Please clarify whether the unvested restricted shares contain nonforfeitable rights to dividend equivalent payments. If so, please tell us how your basic and diluted per share computations are consistent with the two-class method described in ASC 260-10-45-60B.

Our unvested restricted shares do not receive nonforfeitable rights to dividend equivalent payments. In the event an unvested award is forfeited, the dividend equivalents received by the holder with respect to that award are also forfeited. In future filings, we will clarify this in our disclosures.

Item 9A. Controls and Procedures: Evaluation of Disclosure Controls and Procedures

6.                                       We note that your description of disclosure controls and procedures in the second sentence under this subheading does not conform to the definition set forth in Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Please revise your disclosure to either describe your controls and procedures using the full definition set forth in the applicable rules or simply omit the definition and refer to the applicable rules. Also, please tell us whether management’s conclusion regarding effectiveness as of September 30, 2011 is based on the full definition of disclosure controls and procedures.

In the Company’s Form 10-Q for the quarter ended March 31, 2012, the Company revised its disclosure to provide the following:

Our management, with the participation of our principal executive officer and principal financial officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) as of the end of the period covered by this Quarterly Report on Form 10-Q. Based on this evaluation, our principal executive officer and principal financial officer concluded that these disclosure controls and procedures were effective and designed to ensure that the information required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the Securities and Exchange Commission’s rules and forms and that such information is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

We are reaffirming that management’s conclusions over the effectiveness of controls at September 30, 2011 was based upon the full definition of the disclosure controls and procedures as noted above.

We will reflect the full definition of disclosure controls and procedures in future filings.

Form 8-K Filed February 6, 2012:

Exhibit 99.1

7.                                       We note your disclosure of the non-GAAP measures of free cash flow and projected adjusted diluted earnings per share. Please note that Instruction 2 to Item 2.02 of Form 8-K requires that when furnishing information under this item you must provide all the disclosures required by 10(e)(1)(i) of Regulation S-K, including a reconciliation to the directly comparable GAAP measure for each non-GAAP measure presented and explain why you believe the measures provide useful information to investors regarding your financial condition and results of operations. Please revise accordingly.

In future filings, with respect to free cash flows from continuing operations, we shall include a reconciliation to cash flows from operating activities and explain why we believe the measure is of use to our investors.

We believe the measure of free cash flows from operations is a useful basis for investors to compare our performance across periods or across our competitors. Free cash flows show the effects of the Company’s operations and routine capital expenditure and exclude the cash flow effects of acquisitions, share repurchases, dividend payments and other financing transactions.

In future filings, with respect to adjusted diluted earnings per share, we shall explain why we believe the measure is of use to our investors.

The Company has historically used adjusted diluted earnings per share to reflect the effect of factors which may have an unusual effect on our financial results.  We believe the measure of adjusted diluted earnings per share provides a framework for assessing how the business performed, or is expected to perform, excluding the effects of legal and settlement expenses and recoveries and other unusual items or events which are not considered indicative of normal, ongoing operations.

We shall update this information in future filings.

Sincerely

/s/ David N. Walker

David N. Walker
Chief Financial Officer